November 17, 2015

VIA EDGAR

Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cambridge Holdco Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed November 3, 2015
File No. 333-206989

Dear Mr. Spirgel:

On behalf of Cambridge Holdco Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated November 13, 2015, relating to the above-captioned Registration Statement on Form S-4 (“Registration Statement”) relating to the business combination between Cambridge Capital Acquisition Corporation (“Cambridge”) and Ability Computer & Software Industries Ltd. (“Ability”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Justin Kisner.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

The Merger Proposal

Cambridge’s Board of Directors’ Reasons for Approval, page 75

1.	It appears a portion of the supplemental information provided in response to comment 16 contains market research commissioned by Cambridge Capital Acquisition Corporation. Please file a consent pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement.

Securities and Exchange Commission

November 17, 2015

We have filed the above-referenced consent as well as the consent of Prometheus Financial Advisory Ltd. with Amendment 2 as requested.

Ability’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 151

2.	We note your revised disclosure in response to comment 21; however, please expand your discussion to explain the nature and term of these projects and provide greater context to inform the reader of the company’s future prospects with these or similar projects.

We have revised the disclosure as requested. The Company notes that Ability records revenue upon completion of its projects and therefore, revenue does not recur in future periods from a project. See “Ability’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Trend Disclosure” included in the Registration Statement for further discussions of trends in Ability’s expected revenues.

Ability Computer & Software Industries Ltd.

Condensed Consolidated Interim Financial Statements As of June 30, 2015

Note to Condensed Consolidated Interim Financial Statements

Note 1 – General, page F-36

3.	We note your response to comment 23. Please expand you disclosure to include the significant judgements, assumptions and key considerations you identified in your response regarding your involvement with ASM and your conclusion on the consolidation of this VIE. Refer to ASC 810-10-50-2AA and ASC 810-10-50-3(d) and revise. Similarly, please revise your disclosures on page F-49.

We have revised the disclosure in the Registration Statement as requested. See Note 1 to the Consolidated Financial Statements of Ability as of December 31, 2014 and to the Condensed Consolidated Interim Financial Statements of Ability as of September 30, 2015, as included in Amendment No. 2 to the Registration Statement.

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Securities and Exchange Commission

November 17, 2015

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Benjamin Gordon